February 19, 2015

Via EDGAR
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.

Re:           Dominovas Energy Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed January 30, 2015
File No. 333-199826

Dear Mr. Schwall:

We have reviewed the comments of the SEC reviewing staff (the “Staff”) referencing Amendment 1 to the S-1 Registration File No. 333-199826 on February 12, 2015 and filed Amendment No. 2 in response to the comments.  The numbered paragraphs below respond to the comments of corresponding numbers in the December 2 comment letter:

General

1.
We note you have revised the registration statement cover page to reflect that there is only one selling stockholder in response to prior comment 2. Please make corresponding revisions to your prospectus cover page, Selling Stockholder and Plan of Distribution disclosure.

Response: Corrections as required were made to page one (Prospectus) in paragraphs one and two.

2.
Please revise your registration to reflect updated disclosures in your periodic and current reports.  For example, we note you included a risk factor related to your ability to continue as a going concern in the Form 10-Q/A for the fiscal quarter ended November 30, 2014.  In addition, we note you filed a Form 8-K to disclose Mr. Jacklin’s resignation from the Board.

Response: Revisions as requested were made to the periodic and current reports and can be found on pages 6-8 in Amendment 2 of the S1.

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

Summary Information, page 3

Summary of the Offering, page 4

3.
We note disclosure here continues to reflect that you are offering 82.83% of your issued and outstanding shares of common stock although disclosure on your cover page and elsewhere reflects that the offering of 15,000,000 shares represents 16.57% of your issued and outstanding shares of common stock.  Please revise accordingly.

Response: Corrections as required were made on pages 3and 4 to the Summary of Information Section and Summary of the Offering Table in the Shares being Offered Section.  Both Sections reflect that the shares represents 16.57% of the outstanding shares.

Selling Stockholders, page 11

4.
Please include a description of the promissory notes issued to Kodiak Capital Group, LLC for $165,000 on October 3, 2014 and October 27, 2014.  In that regard, we note your disclosure at page 3 that that Kodiak Capital Group, LLC was issued a promissory note on October 3, 2014 for $165,000 as a commitment fee for its investment in the Equity Purchase Agreement and your disclosure in Note 6 to your unaudited consolidated financial statements.  In addition, please revise your selling stockholders table to reflect the beneficial ownership of these shares or tell us why they are not included.

Response: Reference to the October 3, 2014 Promissory Note is an administrative error, the Promissory Note in the amount of $165,000 dates October 27, 2014 is included in Amendment 2 to the S1 Registration and as Exhibit 10.10.  The effective date of the Promissory Note is October 27, 2014.  Corrections were made to the date on page 3.

The description of the Promissory Note was input to the Selling Stockholder Section on page 11, paragraphs 1, 2, 3 and 4.

Additionally, the table on page 13 was updated to include the $165,000 Promissory Note and its potential conversion to 1,100,000 shares.

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

Directors, Officers, Promoters, and Control Persons, page 18

5.
Please revise the biographies of Messrs. Allen, De Jesus, Watkins and Plavoukos to provide a complete five year discussion, including the names of companies of employment and dates of employment.  See Item 401(e) of Regulation S-K.

Response: Corrections as required were made to update the biographies to include the dates and names of employment for Neal Allen, Emilio De Jesus and Spero Plavoukos on page 18, paragraphs 2, 3 and 4 and page 19 paragraphs 1, 2, and 3 covering the last 5 years.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 28

6.
Please disclose the information required by Item 303 of Regulation S-K. You must address both annual and interim periods on a comparative basis, as indicated in Instruction 1 to paragraph 303(a) and Item 303(b).

Response: Corrections as required were made to page 28 paragraph 3 in the Management Discussion Section.  The Management Discussion Section now includes interim Quarter end and Fiscal Year End comparative results.

Executive Compensation, page 36

7.
Please update your registration statement to provide 2014 executive compensation information.  In addition, please ensure that all compensation for 2013 is included.  In that regard, we note you issued 250,000 shares to Mr. Jacklin and 2,000,000 shares to Mr. Gray in 2013.

Response:  Corrections as required were made to reflect executive compensation for the years 2014 and 2013 and shares for Mr. Jacklin and Mr. Gray.  Please see page 36 for the corrections.

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

Certain Relationships and Related Transactions, page 33

8.
We note you disclose you have a “Sole Director” that is not independent.  However, you disclose at page 18 that you have four directors and each has signed the registration statement.  Please advise or revise.

Response: Corrections as required were made to page 33 in the Corporate Governance and Director Independence Section to reflect the current Board of Directors and their status.

9.	Please provide the name of the related parties involved in the August 31, 2014 notes payable of $50,000 to your director that is a relative of a director of the Company.

Response: Corrections were made to page 33, paragraph 1 as required to reflect that the $50,000 in the Financial Statements is owed to Harold Schneider who was a non-executive and was never a Director of the Company and is not a relative whereas Stuart Gray is a relative of a former director but is not owed a debt nor compensation.

Exhibits

10.
We note your response to prior comment 4, but are unable to locate Exhibit 10.7. Please file the Delphi MOU as Exhibit 10.7.  In addition, please file the employment agreements for you Executive Vice President and Executive Vice President of Fuel Cell Operations. See Item 601(b)(10) of Regulation S-K or tell us why these are not required.

Response: Corrections were made as required; see Exhibit 10.07.  Additionally, 8Ks were filed on February 13, 2015 for employees Kerry Stewart and Dr. Shamiul Islam and whose employment agreements are included as Exhibits 10.08 and 10.09.

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

Financial Statements

General

11.
We note your response to prior comment seven, indicating that revisions were made to your filing to reflect an inception date of October 16, 2003.  However, you have retained disclosure on page 32, specifying October 4, 2013 as the date of inception.  Please resolve the inconsistency.

Response: Corrections were made to page 32, paragraph 3 to reflect the inception date of October 16, 2003.

12.
We note that although you indicated, in your response to prior comment eight, that pro forma financial statements reflecting the acquisitions of Pro Eco Energy LTD and Dominovas Technologies LLC were added to your filing, this does not appear to be the case. We reissue prior comment eight.

Response: Pro forma financial statements are not included due to the inability to obtain audited financial statements for Pro Eco Energy, LTD. Dominovas Energy has requested an accommodation.

13.
We reiterate prior comment nine, regarding the financial statements that are necessary to comply with Rule 8-02 of Regulation S-X. You are required to include audited financial statements for each of the most recently completed two fiscal years.

Dominovas Energy Corporation, page F-2

Response: Corrections were made to reflect two years of audited financial statements for Dominovas Energy Corporation.  Please see pages F-2 through F-15.  The audited financial statements for Dominovas Technologies, LLC are found on pages F-16 through F-30.  The full reporting period for Dominovas Technologies, LLC was November 30, 2012.  Company is unable to obtain audited financial statements from acquired entity, Pro Eco Energy, LTD and therefore Company is unable to comply with the stated requirement as it relates to Pro Eco Energy, LTD.  Dominovas Energy has requested an accommodation.

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

Note 3 - Interest in Pro Eco Energy, page F-5

14.
We reiterate prior comment 11, pertaining to your investment in Pro Eco Energy Ltd. Given the significance of the investment, it appears you should file financial statements of this entity to comply with Item 9.01 of Form 8-K and Rule 8-04 of Regulation S-X (covering periods ending just prior to the date of acquisition). You may need to include financial statements of this entity in your registration statement to comply with Item 11(e) of Form S-1.  Also disclose sales, gross profit, net income or loss from continuing operations, and net income of the investee in all subsequent periodic reports to comply with Rule 8-03(b)(3) of Regulation S-X.

Response: Company is unable to obtain audited financial statements from acquired entity, Pro Eco Energy, LTD and therefore Company is unable to comply with the stated requirements. Dominovas Energy has requested an accommodation.

Dominovas Technologies LLC, page F-7

15.
We note that although you added interim financial statements on pages F-14 through F-18, for the quarters ended November 30, 2013 and 2012, in response to prior comment 12, you also included partial financial statements (the asset side of the balance sheet is missing) for the quarter ended November 30, 2012 on pages F-19 through F-23.  There is no need for partial nor duplicate interim financial statements covering the comparative interim quarter in 2012.

Response: Corrections were made as required to reflect the Assets Line Item and all duplicate periods have been removed.  Please note the Assets were $Nil for the periods in question.

Sincerely,

/s/ Neal Allen
President and Chief Executive Officer

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

February 19, 2015

Via EDGAR
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.

Re:
Dominovas Energy Corporation Request For Accommodation To Rule 8-02, and 8-03 and Rule 8-04 of Regulation S-X Specific To Filed Amendment No. 1 to Registration Statement on Form S-1 Filed January 30, 2015

File No. 333-199826

Dear Mr. Schwall:

Dominovas Energy Corporation is requesting an accommodation to the requirement to present “audited” financial statements of Pro Eco Energy, LTD, specific to and as required for the approval of Dominovas Energy’s submitted Amendment No. 1 to the S1 Registration, as filed on January 30th, 2015.  Pursuant to the January 30th submittal, specific information was requested; and subsequent to that submittal, certain questions relating to the same were “re-requested” in the letter to Dominovas Energy dated February 12th, 2015.

Dominovas Energy submits the following facts in order to support an accommodation as is crucial to allow for the approval of the Amendment No. 2 to the S1 Registration. The accommodation is crucial to, and for, the current and ongoing business operations of Dominovas Energy.  The accommodation will enable Dominovas Energy Corporation to activate upon the intent so stated in the S1, which is to engage Kodiak for the purpose of financing Dominovas Energy in the amount of US$3,000,000.  At this time, the inability to achieve resolution to said concerns is impacting Dominovas Energy’s ability to conduct the business of the company.

Dominovas Energy’s sole and specific issue relative to Amendment No. 2 to the S1 Registration is its inability to provide, as requested, audited financials of Pro Eco Energy, LTD; and said inability to provide the documents as requested is beyond the control of Dominovas Energy Corporation.

Western Standard Energy Corporation acquired Canadian-based and privately owned Pro Eco Energy, LTD in December of 2013, which solely operates in Calgary, Canada.  The acquisition was prior to Western Standard Energy’s acquisition of Dominovas Energy on the 20th of February, 2014.  No Dominovas Energy, LLC personnel were aware of, nor engaged in the decision, thereto, of the subsequent acquisition of Pro Eco Energy, LTD.

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

Presently, no board member, officer, employee, nor staff of Dominovas Energy Corporation had any relationship with either Pro Eco Energy, LTD or Western Standard Energy Corporation prior to, during, nor at the conclusion of the acquisition of Pro Eco Energy, LTD.  Present management only consists of former Dominovas Energy, LLC owners, employees and staff.  No former Western Standard Energy Corporation board members, executive/non-executive employees or staff are now employed, nor are they actively or passively involved in any way with Dominovas Energy Corporation.

Dominovas Energy is a minority shareholder in the privately owned and controlled Canadian company and this has become problematic as it relates to the filings of Dominovas Energy; its minority status is negatively impacting the approval of Dominovas Energy’s S1 by the S.E.C. as it is unable to meet the stated requirements under Rule 8-02, 8-03 and Rule 8-04  of Regulation S-X mandating that audited financial statements from the acquired company are required to satisfy the previously stated rules.

The relationship between Dominovas Energy Corporation and Pro Eco Energy, LTD, post merge of Western Standard Energy Group and Dominovas Energy, has not and is not conducive for the execution of proper business practices; and the required and necessary full cooperation from Pro Eco Energy, LTD to obtain audited financial statements has not been granted, nor has any indication been given that this will change in the foreseeable future.

Rule 8-02 and 8-03 of Regulation S-X requires Dominovas Energy Corporation to file 2-years of audited financial statements and interim financial statements.  Rule 8-04 requires the financial statements of the business acquired.

The following Fact Pattern is offered in support of Dominovas Energy’s request for a rule accommodation to said rules:

•	Pro Eco Energy, LTD is a private corporation based in and solely operating in Canada;

•	Dominovas Energy Corporation owns 41% of Pro Eco Energy, LTD;

•	Pro Eco Energy, LTD is not required by Canadian Corporate Laws to prepare audited financial statements and they do not have said audited financial statements;

•
Dominovas Energy Corporation requested audited financial statements from Pro Eco Energy, LTD, as well as their certified public accountants, White Kennedy, LLP located in British Columbia, Canada on multiple occasions.  The collective response to Dominovas Energy from both Pro Eco Energy, LTD and their accounting firm was Pro Eco Energy, LTD has no audited financials;

•	Pro Eco Energy, LTD has refused all direct requests by Dominovas Energy Corporation to initiate and perform certified financial audits;

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

2

•
Principal accountants from Dominovas Energy’s auditing firm, Dale, Matheson, Carr-Hilton and Labonte (DMCL) also contacted the accounting firm of record for Pro Eco Energy, LTD to obtain information for audited financials and they received no affirmative responses, even after multiple requests;

•
Pro Eco Energy, LTD has only provided Dominovas Energy with unaudited annual financial statements and T2 Corporation Income Tax Returns; and as a result, has severely impaired our ability to meet S.E.C. regulated standard for reporting.  Dominovas Energy has, however, provided the information for this company that was provided to us;

•	Dominovas Energy has been able to obtain T2 Corporation Income Tax Returns from Pro Eco Energy, LTD for the years 2012 and 2013;

•	Dominovas Energy has been able to obtain the unaudited Balance Sheet for the 2014 quarter ended November 30, 2014 from Pro Eco Energy, LTD’s accountants;

•	Dominovas Energy has been able to obtain the unaudited Statement of Loss and Deficit for the 2014 quarter ended November 30, 2014 from Pro Eco Energy, LTD’s accountants;

•	Dominovas Energy has been able to obtain the unaudited Balance Sheet for the 2014 fiscal year ended August 31, 2014 from Pro Eco Energy, LTD’s accountants;

•	Dominovas Energy has been able to obtain the unaudited Statement of Loss and Deficit for the 2014 fiscal year ended August 31, 2014 from Pro Eco Energy, LTD’s accountants;

•	Dominovas Energy has been able to obtain the unaudited General Ledger for the 2014 fiscal year ended August 31, 2014 from Pro Eco Energy, LTD’s accountants;

•	Dominovas Energy has been able to obtain the unaudited Balance Sheet for the 2013 quarter ended November 30, 2013 from Pro Eco Energy, LTD’s accountants;

•	Dominovas Energy has been able to obtain the unaudited Statement of Loss and Deficit for the 2013 quarter ended November 30, 2013 from Pro Eco Energy, LTD’s accountants;

•	Dominovas Energy has been able to obtain the unaudited Balance Sheet for the 2013 fiscal year ended August 31, 2013 form Pro Eco Energy, LTD’s accountants;

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

3

•	Dominovas Energy has been able to obtain the unaudited Statement of Loss and Deficit for the 2013 fiscal year ended August 31, 2013 from Pro Eco Energy, LTD’s accountants;

•	Dominovas Energy has been able to obtain the unaudited Trail Balance for the 2013 fiscal year ended August 31, 2013 from Pro Eco Energy, LTD’s accountants;

Affirmative Actions By Dominovas Energy:

•
The Dominovas Energy accounting staff and its auditors were able to utilize the above listed quarter ended November 30, 2014 financial statements provided by Pro Eco Energy, LTD to account for Dominovas Energy’s Balance Sheet asset carrying value that represents a 41% ownership in Pro Eco Energy, LTD, as referenced in the quarter ended Balance Sheet and the carrying value of $207,045 (see the November 30, 2014 10Q Balance Sheet on page 3); and an income from its investment in Pro Eco Energy, LTD in the amount of $14,139 (see the November 30, 2014 10Q Statement of Income on page 4), as reflected in the Statement of Income for the end of the 1st quarter;

•
The Dominovas Energy accounting staff and its auditors were able to utilize the above listed quarter ended August 31, 2014 financial statements provide by Pro Eco Energy, LTD to account for the Dominovas Energy’s Balance Sheet asset carrying value that represents a 41% ownership in Pro Eco Energy, LTD, as referenced in the fiscal year ended Balance Sheet and the carrying value of $192,906 (see the August 31, 2014 10K Balance Sheet on page 24); and a loss of income from its investment in Pro Eco Energy, LTD in the amount of $15,882 (see the August 31, 2014 10K Statement of Income on page 19 and 25) as reflected in the Statement of Income for the end of the 2014 fiscal year;

•	The Pro Eco Energy, LTD investment has been accounted for in the Company’s Financial Statements as an equity investment (see the November 30, 2014 10Q Balance Sheet on page 3);

•
As noted in the S1 Registration, the Company’s present management is actively evaluating the investment in Pro Eco Energy, LTD with a view to determining whether continued investment should be maintained or divested.

•
As that decision has not yet been made, the investment has been referred to in Amendment No. 1 to the S-1 (see page 27 of Amendment No. 2 of the S1 Registration); but without elaboration that might give the impression that it is strategically important, specific to fuel cell technology which is not the case; and,

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

4

•
Comparing Pro Eco Energy, LTD’s Tax Statements and their unaudited financial statements show they are aligned with one another from a reporting standpoint; and, therefore, may be reasonably relied upon as a viable option for the audited financial statements they have not provided and refuse to provide to date.

It is upon the, herein, stated facts and explanative narrative that Dominovas Energy Corporation respectfully requests positive and expeditious action on its request for an accommodation that will allow for acceptance and approval of its filed Amendment No. 2 to the S1 Registration Statement.

Sincerely,

/s/ Neal Allen
President and Chief Executive Officer
Direct Cell: 404-428-1052

CONFIDENTIAL	CONFIDENTIAL
DE Corp. Headquarters - 1395 Chattahoochee Avenue * Atlanta, Georgia 30318
DE Corp. African Headquarters - Rua Joaquim Kapango n0 4-B R/C, Imgombota, Luanda, Angola
www.dominovasenergy.com

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